Exhibit 99.1

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Sarasota, Florida

Audited Consolidated Financial Statements

At December 31, 2005 and 2004 and for the Years Then Ended

(Together with Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

SunCoast Bancorp, Inc.

Sarasota, Florida:

We have audited the accompanying consolidated balance sheets of SunCoast Bancorp, Inc. and Subsidiary (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Tampa, Florida

February 17, 2006, except for Note 18, as to which

    the date is March 20, 2006

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

($ in thousands, except share amounts)

	At December 31,
	2005	2004
Assets

Cash and due from banks	$2,378	3,427
Interest-bearing deposits with banks	30	58
Federal funds sold	2,215	3,393

Total cash and cash equivalents	4,623	6,878

Securities available for sale	9,603	9,446
Loans, net of allowance for loan losses of $1,194 and $864	112,977	81,442
Premises and equipment, net	3,067	1,871
Federal Reserve Bank stock, at cost	418	225
Federal Home Loan Bank stock, at cost	202	166
Deferred tax assets	315	398
Accrued interest receivable	443	315
Other assets	276	152

Total assets	$131,924	100,893

Liabilities and Stockholders’ Equity

Liabilities:
Noninterest-bearing demand deposits	11,880	8,883
Savings and NOW deposits	9,109	7,699
Money-market deposits	29,708	32,908
Time deposits	66,138	35,346

Total deposits	116,835	84,836

Federal funds purchased	—	1,987
Other liabilities	388	277

Total liabilities	117,223	87,100

Commitments and contingencies (Notes 4 and 7)

Stockholders’ equity:
Preferred stock, par value $.01 per share, 3,000,000 shares authorized, of which 780,000 designated as mandatorily convertible preferred stock $10 and $12.50 liquidation value, of which 511,384 and 720,975 shares issued and outstanding as of December 31, 2005 and 2004	5	7
Common stock par value $0.1 per share, 10,000,000 shares authorized; 1,053,476 and 734,981 shares issued and outstanding as of December 31, 2005 and 2004	11	7
Additional paid-in capital	15,709	15,109
Accumulated deficit	(839)	(1,294)
Accumulated other comprehensive loss	(185)	(36)

Total stockholders’ equity	14,701	13,793

Total liabilities and stockholders’ equity	$131,924	100,893

See Accompanying Notes to Consolidated Financial Statements.

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Earnings

($ in thousands, except share amounts)

	Years Ended December 31,
	2005	2004
Interest income:
Loans	$6,414	4,172
Securities	376	379
Other	246	107

Total interest income	7,036	4,658

Interest expense:
Deposits	2,736	1,649
Other borrowings	5	2

Total interest expense	2,741	1,651

Net interest income	4,295	3,007

Provision for loan losses	330	210

Net interest income after provision for loan losses	3,965	2,797

Noninterest income:
Service charges on deposit accounts	37	46
Other service charges and fees	67	59
Other	3	3

Total noninterest income	107	108

Noninterest expense:
Salaries and employee benefits	1,433	1,246
Occupancy and equipment	427	389
Professional fees	224	169
Data processing	165	140
Stationery and supplies	102	91
Other	244	157

Total noninterest expense	2,595	2,192

Earnings before income taxes	1,477	713

Income taxes	561	271

Net earnings	916	442

Preferred stock dividends	(461)	(175)

Net earnings available to common stockholders	$455	267

Earnings per share, basic	$.56	.36

Earnings per share, diluted	$.54	.27

See Accompanying Notes to Consolidated Financial Statements.

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2005 and 2004

(in thousands)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balance at December 31, 2003	$2	7	8,611	(1,125)	(43)	7,452

Comprehensive income:
Net earnings	—	—	—	442	—	442
Net change in unrealized loss on securities available for sale net of taxes	—	—	—	—	7	7

Comprehensive income	—	—	—	—	—	449

Common stock dividend	—	—	436	(436)	—	—
Sale of preferred stock, net of issuance costs of $87	5	—	5,907	—	—	5,912
Preferred stock dividend	—	—	155	(175)	—	(20)

Balance at December 31, 2004	7	7	15,109	(1,294)	(36)	13,793

Comprehensive income:
Net earnings	—	—	—	916	—	916
Net change in unrealized loss on securities available for sale net of taxes	—	—	—	—	(149)	(149)

Comprehensive income	—	—	—	—	—	767

Common stock grant	—	—	75	—	—	75
Series 2003 preferred stock conversion to common	(2)	4	(2)	—	—	—
Preferred stock dividend	—	—	527	(461)	—	66

Balance at December 31, 2005	$5	11	15,709	(839)	(185)	14,701

See Accompanying Notes to Consolidated Financial Statements.

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2005	2004
Cash flows from operating activities:
Net earnings	$916	442
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	117	137
Provision for loan losses	330	210
Net amortization of loan fees	33	27
Deferred income taxes	173	271
Increase in accrued interest receivable	(128)	(65)
Increase in other assets	(124)	(29)
Increase in other liabilities	252	121

Net cash provided by operating activities	1,569	1,114

Cash flows from investing activities:
Purchase of securities available for sale	(1,958)	(1,979)
Proceeds from sale of securities available for sale	—	1,000
Principal repayments of securities available for sale	1,562	1,677
Net increase in loans	(31,898)	(21,219)
Purchase of premises and equipment	(1,313)	(1,664)
Purchase of Federal Home Loan Bank stock	(36)	(15)
Purchase of Federal Reserve Bank stock	(193)	(6)

Net cash used in investing activities	(33,836)	(22,206)

Cash flows from financing activities:
Net increase in deposits	31,999	10,159
Issuance of preferred stock, net	—	5,912
Net (decrease) increase in federal funds purchased	(1,987)	1,486

Net cash provided by financing activities	30,012	17,557

Net decrease in cash and cash equivalents	(2,255)	(3,535)

Cash and cash equivalents at beginning of year	6,878	10,413

Cash and cash equivalents at end of year	$4,623	6,878

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$2,728	1,618

Income taxes	$270	—

Noncash transactions:

Accumulated other comprehensive loss, net change in unrealized loss on securities available for sale, net of tax	$(149)	7

Preferred stock dividends payable	$—	(66)

Preferred stock dividends accrued, beginning of period	$66	—

Common stock granted as payment for services	$75	—

See Accompanying Notes to Consolidated Financial Statements.

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2005 and 2004 and for the Years Then Ended

(1) Summary of Significant Accounting Policies

Organization. SunCoast Bancorp, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of SunCoast Bank (the “Bank”) (collectively the “Company”). The Holding Company’s only business is the ownership and operation of the Bank. The Bank was incorporated under the laws of the United States and is a state (Florida) chartered commercial bank. The Bank’s deposits are insured by the Federal Deposit Insurance Corporation. The Bank provides a variety of community banking services to businesses and individuals through its two banking offices located in Sarasota County, Florida.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the banking industry. The following summarizes the more significant of these policies and practices.

Use of Estimates. In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits with banks and federal funds sold, all with maturities of less than ninety days.

Banks are required to maintain cash reserves in the form of vault cash or in a noninterest-earning account with the Federal Reserve Bank or in noninterest-earning accounts with other qualified banks based on the balances of their transaction deposit accounts. The Company’s reserve requirement at December 31, 2005 and 2004 were met by its cash on hand.

Securities. The Company may classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in other comprehensive loss. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well-collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical industry loss experience adjusted for qualitative factors.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment. Land is stated at cost. Furniture, fixtures, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed using the straight-line method over the shorter of the lease term or the estimated useful life of each type of asset.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively “SFAS No. 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock.

The Company accounts for its stock option plans under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. All per share amounts reflect the 5% stock dividend declared on August 10, 2004. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share amounts).

	Year Ended December 31,
	2005		2004
Net earnings available to common stockholders	$455		267
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	140		25

Proforma net earnings available to common stockholders	$315		242

Earnings per share basic as reported	$.56		.36

Proforma earnings per share	$.39		.33

Net earnings	$455	*	442
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	140		25

Proforma net earnings	$315		417

Earnings per share diluted:
As reported	$.54		.27

Proforma	$.37		.26

*	For the year ended December 31, 2005 the outstanding convertible preferred stock is not considered dilutive.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Stock Compensation Plans, Continued. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2005	2004
Weighted-average risk-free interest rate	4.39%	4.52%
Dividend yield	—%	—%
Volatility	7%	30%
Expected life in years	5	10

Weighted-average grant date fair value of options granted during the year	$3.96	5.76

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net earnings, are components of comprehensive income. The components of comprehensive income and related tax effects are as follows (in thousands):

	Years Ended December 31,
	2005	2004
Unrealized holding (losses) gains on available-for- sale securities	$(239)	11
Reclassification adjustment for losses realized in operations	—	—

Net unrealized gains (losses)	(239)	11
Tax effect	(90)	4

Net-of-tax amount	$(149)	7

Earnings Per Share. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method and convertible preferred stock using the if converted method in 2004. In 2005 the convertible preferred stock is not considered dilutive. All per share amounts reflect the 5% common stock dividend declared August 10, 2004.

Off-Balance-Sheet Financial Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments, Continued. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Reserve Bank stock and Federal Home Loan Bank stock approximates fair value.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Accrued Interest Receivable. Book value approximates fair value.

Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities of time deposits.

Federal Funds Purchased. The carrying amounts of other federal funds purchased approximate their fair values.

Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Advertising. The Company expenses all advertising as incurred.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Recent Accounting Pronouncements. In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. This SOP requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received. The SOP also prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. The SOP was effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP did not impact the Company’s consolidated financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised), Share-Based Payment (“SFAS No. 123(R)”). This Statement replaces SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), and supersedes APB No. 25. SFAS No. 123(R) clarifies and expands SFAS No. 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, accounting for nonsubstantive vesting provisions, and attributing compensation cost to reporting periods. Under the provisions of SFAS No. 123(R), the alternative to use APB No. 25’s intrinsic value method of accounting that was provided in SFAS No. 123, as originally issued, is eliminated. Effective January 1, 2006, the Company will begin expensing the fair value of stock options as they vest.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements An Amendment of APB Opinion No. 28. SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Securities Available for Sale

Securities have been classified according to management’s intent. The carrying amount of securities and their approximate fair values are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2005:
U.S. Government agency securities	$1,998	—	(36)	1,962
Mortgage-backed securities	7,904	1	(271)	7,634
Equity securities	—	7	—	7

	$9,902	8	(307)	9,603

At December 31, 2004:
U.S. Government agency securities	2,000	6	—	2,006
Mortgage-backed securities	7,506	14	(86)	7,434
Equity securities	—	6	—	6

	$9,506	26	(86)	9,446

There were no securities sold during 2005. Securities sold during 2004 are as follows (in thousands):

Year Ended December 31, 2004
Gross proceeds	$1,000

Gross gains	—
Gross losses	—

Net loss	$—

The scheduled maturities of securities at December 31, 2005 are as follows (in thousands):

	Amortized Cost	Fair Value
Due from one to five years	$1,000	976
Due from five to ten years	998	986
Mortgage-backed securities	7,904	7,634
Equity securities	—	7

	$9,902	9,603

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Securities Available for Sale, Continued

Securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities available for sale:
U.S. government agency securities	$(12)	986	(24)	976
Mortgage-backed securities	(60)	2,799	(211)	4,564

	$(72)	3,785	(235)	5,540

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The unrealized losses on investment securities available for sale were caused by interest rate changes. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(3) Loans

The components of loans are as follows (in thousands):

	At December 31,
	2005	2004
Commercial	$7,357	4,425
Commercial real estate	84,754	57,436
Residential real estate	19,746	18,050
Consumer	2,308	2,356

	114,165	82,267
Add (subtract):
Net deferred loan costs	6	39
Allowance for loan losses	(1,194)	(864)

Loans, net	$112,977	81,442

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

An analysis of the change in the allowance for loan losses follows (in thousands):

	Years Ended December 31,
	2005	2004
Beginning balance	$864	654
Provision for loan losses	330	210

Ending balance	$1,194	864

There are no impaired loans as of December 31, 2005 and 2004.

Nonaccrual and accruing past due loans were as follows (in thousands):

	Years Ended December 31,
	2005	2004
Total nonaccrual loans	$—	302
Total loans past due ninety days or more and still accruing	—	—

Total	$—	302

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,
	2005	2004
Land	$1,493	1,493
Building	121	—
Leasehold improvements	288	288
Furniture, fixtures and equipment	827	675
Automobiles	38	—
Construction in progress	1,018	16

Total, at cost	3,785	2,472

Less accumulated depreciation and amortization	(718)	(601)

Premises and equipment, net	$3,067	1,871

The Company leases its main office facility under an operating lease. The term of the lease is for five years with two-five year renewable options. The Company also leases its branch office. The lease term is for ten years and contains one-five year renewal option. In addition, the Company leases space as an operations center which opened in February, 2004. The lease term is for three years and contains one-three year renewal option. All leases contain escalation clauses over the terms of the leases. Rent expense under operating leases during the years ended December 31, 2005 and 2004 was approximately $168,000 and $149,000, respectively. Future rentals over the remaining noncancellable lease terms are approximately as follows (in thousands):

Year Ending December 31,	Amount
2006	$161
2007	157
2008	160
2009	113
2010	44
Thereafter	4

Total minimum lease payments	$639

On November 4, 2004 the Bank purchased land on State Road 64 in Bradenton, Florida for a future branch site. The Bank opened a modular branch on this site in the fourth quarter of 2005. Construction on the branch is expected to be complete in the first quarter of 2006. The Bank expects to spend $778,000 to complete the construction of the branch site.

During the year ended December 31, 2005 the Company capitalized $28,000 in interest expense.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5) Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $44,629,000 and $20,065,000 at December 31, 2005 and 2004, respectively.

A schedule of maturities of time deposits at December 31, 2005 is as follows (in thousands):

Year Ending December 31,	Amount
2006	$34,006
2007 and 2008	18,394
2009 and later	13,738

$66,138

(6) Repurchase Agreement Program

The Company is an agent for a customer and acts on behalf of the customer in investing the customer’s funds in a tri-party repurchase agreement program administered by another financial institution. At December 31, 2005 and 2004, the balance in the account was approximately $515,000 and $504,000, respectively. This is an off-balance sheet item.

(7) Off-Balance Sheet Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are unused lines of credit, commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party, and to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments and as December 31, 2005 such collateral amounted to $2,439,000.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(7) Off-Balance Sheet Financial Instruments, Continued

Commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments, with off-balance-sheet risk at December 31, 2005 follows (in thousands):

Contract Amount
Unused lines of credit	$31,668

Commitments to extend credit	$2,435

Standby letters of credit	$878

(8) Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	At December 31,
	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$4,623	4,623	6,878	6,878
Securities available for sale	9,603	9,603	9,446	9,446
Loans, net	112,977	112,864	81,442	81,053
Accrued interest receivable	443	443	315	315
Federal Reserve Bank stock	418	418	225	225
Federal Home Loan Bank stock	202	202	166	166

Financial liabilities:
Deposit liabilities	116,835	116,443	84,836	84,726
Federal funds purchased	—	—	1,987	1,987

Off-balance sheet financial instruments	—	—	—	—

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(9) Income Taxes

Income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2005	2004
Current:
Federal	$331	—
State	57	—

Total current	388	—

Deferred:
Federal	148	231
State	25	40

Total deferred	173	271

Income taxes	$561	271

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Year Ended December 31,
	2005		2004
	Amount	%	Amount	%
Income taxes at statutory rate	$502	34.0%	$242	34.0%
Increase resulting from:
State income taxes, net of Federal tax benefit	54	3.7	26	3.7
Other	5.3		3.4

Income taxes	$561	38.0%	$271	38.1%

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(9) Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	At December 31,
	2005	2004
Deferred tax assets:
Allowance for loan losses	$376	252
Net operating loss carryforwards	—	264
Unrealized loss on securities available for sale	114	24

Gross deferred tax assets	490	540

Deferred tax liabilities:
Accrual to cash conversion	(74)	(77)
Depreciation	(29)	(3)
Deferred loan costs	(72)	(62)

Gross deferred tax liabilities	(175)	(142)

Net deferred tax asset	$315	398

(10) Related Party Transactions

In the ordinary course of business, the Company makes loans at terms and rates prevailing at the time to officers, directors and their affiliates. At December 31, 2005 and 2004, the total balance of loans to such related parties was approximately $4,681,000 and $4,953,000, respectively. As of the same date, these individuals and entities had approximately $7,087,000 and $5,319,000, respectively of funds on deposit with the Company.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(11) Credit Risk

The Company grants the majority of its loans to borrowers throughout Sarasota and Manatee Counties, Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy in Sarasota and Manatee Counties in Florida.

(12) Earnings Per Share

Earnings per share (“EPS”) of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Outstanding common stock options are considered dilutive securities for purposes of calculating diluted EPS which is computed using the treasury stock method. The outstanding convertible preferred stock is not considered dilutive for the year ended December 31, 2005, for the year ended December 31, 2004 the convertible preferred stock is considered dilutive using the if converted method. All per share amounts reflect the 5% stock dividend declared on August 10, 2004. The following table presents the calculations of the weighted-average number of shares for diluted EPS ($ in thousands, except share amounts):

	Earnings	Weighted- Average Shares	Per Share Amount
Year Ended December 31, 2005:
Basic EPS:
Net earnings available to common stockholders	$455	817,296	$.56

Effect of dilutive securities:
Incremental shares from assumed conversion of options	—	27,008

Diluted EPS:
Net earnings available to common stockholders and assumed conversions	$455	844,304	$.54

Year Ended December 31, 2004:
Basic EPS:
Net earnings available to common stockholders	$267	734,981	$.36

Effect of dilutive securities:
Incremental shares from assumed conversion of options	—	13,097

Incremental shares from assumed conversion of preferred stock	175	868,929

Diluted EPS:
Net earnings available to common stockholders and assumed conversions	$442	1,617,007	$.27

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(13) Stock Options

The Company has both an Employee and Director Stock Option Plan. Under the Employee Stock Option Plan, the exercise price of the stock options must at least equal the fair market value of the common stock on the date of grant. Options granted under this plan are exercisable for ten years from date of grant and vest in increments of 20% per year commencing one year from grant date. A total of 58,800 shares of common stock have been reserved under this Plan. At December 31, 2005, no stock options remain available for grant.

Under the Director Stock Option Plan, the exercise price of the stock options is the fair market value of the common stock on the date of grant. The options have a ten year term. These options vest in increments of 20% per year commencing one year from grant date. A total of 44,100 shares of common stock have been reserved under this Plan. At December 31, 2005, all stock options have been granted under this plan. All per share amounts reflect the 5% stock dividend declared on August 10, 2004 ($ in thousands, except per share information).

	Number of Shares	Range of Per Share Option Price	Weighted- Average Per Share Price	Aggregate Option Price
Outstanding at December 31, 2003	71,400	$9.52	9.52	680
Granted	18,900	11.38-11.90	11.45	216

Outstanding at December 31, 2004	90,300	9.52-11.90	9.93	896
Granted	14,700	15.00-17.00	16.20	238
Forfeited	(2,100)	11.90	11.90	(25)

Outstanding at December 31, 2005	102,900	$9.52-17.00	10.78	1,109

The weighted-average remaining contractual life of the outstanding stock options at December 31, 2005 and 2004 was 5.3 years and 5.7 years, respectively. The Company accelerated the vesting of all unvested options in 2005, primarily to reduce noncash compensation expense that would have been recorded in its consolidated statements of earnings in future years due to the adoption of SFAS No. 123(R) in January 2006. At December 31, 2005, all options are exercisable.

(14) Dividend Restrictions

The Bank is limited in the amount of cash dividends that may be paid. The amount of cash dividends that may be paid is based on the Bank’s net earnings of the current year combined with the Bank’s retained earnings of the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Bank must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions. It is likely that these factors would further limit the amount of dividend which the Bank could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(15) Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s and Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percentages are also presented in the table (dollars in thousands).

	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
As of December 31, 2005:
Total capital to Risk- Weighted Assets	$15,547	11.74%	$10,592	8.00%	$13,240	10.00%
Tier I Capital to Risk- Weighted Assets	14,353	10.84	5,296	4.00	7,944	6.00
Tier I Capital to Average Assets	14,353	11.10	5,173	4.00	6,467	5.00

As of December 31, 2004:
Total capital to Risk- Weighted Assets	14,269	15.28	7,471	8.00	9,339	10.00
Tier I Capital to Risk- Weighted Assets	13,405	14.35	3,736	4.00	5,604	6.00
Tier I Capital to Average Assets	13,405	13.32	4,027	4.00	5,033	5.00

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16) Sale of Preferred Stock

In 2004, the Company sold 480,000 shares of cumulative convertible preferred stock for proceeds of $5,912,000, net of issuance cost of approximately $87,000. Dividends are cumulative and will accrue from the original issue date whether or not declared by the Board of Directors. The cumulative convertible preferred stock is mandatorily convertible into common stock at a conversion price of $10.50 per share (subject to antidilution adjustments) on the earlier of December 31, 2006 or a change of control of the Company. In addition, per share cumulative dividends of shares of preferred stock computed at 6% per annum will be paid on December 31, 2005 and 2006. On December 31, 2005, the Company issued 31,384.5 shares of preferred stock as dividends.

In 2003, the Company sold 225,400 shares of cumulative convertible preferred stock for proceeds of $2,219,000, net of issuance cost of approximately $35,000. Preferred stock dividends were cumulative and accrued from the original issue date whether or not declared by the Board of Directors. The Company issued 15,575 shares of preferred stock as dividends on September 30, 2004. The cumulative convertible preferred stock was mandatorily converted into common stock at a conversion price of $8.10 per share on September 30, 2005. On September 30, 2005, 254,499 shares of preferred stock were converted to 314,270 shares of common stock of the Company.

(17) Stock Dividend

On August 10, 2004 the Board of Directors declared a 5% stock dividend to all common shareholders of record September 20, 2004. The dividend was paid on September 30, 2004.

(18) Pending Acquisition

On March 20, 2006, the Company entered into an agreement to merge with NBC Capital Corporation (“NBC”). As a result of the merger, each share of common stock of the Company will be converted into the right to receive the merger consideration equal to $20.50, subject to certain potential adjustments. The aggregate merger consideration is approximately $34.8 million. Holders of the Companies common stock may elect to receive their pro rata share of the merger consideration in cash, shares of the common stock of NBC, or a combination of cash and stock; provided, however, that, notwithstanding any elections, in the aggregate, 45% of the merger consideration paid by NBC in connection with the merger will be paid in cash. In addition, each option to purchase the Companies common stock will be converted into cash in the amount of $20.50 less the exercise price of each such option. This agreement is subject to shareholder and regulatory approval.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(19) Parent Company Only Financial Information

The Holding Company’s unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2005	2004
Assets

Cash	$454	507
Investment in subsidiary	14,168	13,369
Other assets	79	58

Total assets	$14,701	13,934

Liabilities and Stockholders’ Equity

Other liabilities	—	141
Stockholders’ equity	14,701	13,793

Total liabilities and stockholders’ equity	$14,701	13,934

Condensed Statements of Earnings
	Years Ended December 31,
	2005	2004
Revenues	$11	1
Expenses	(43)	(32)

Loss before earnings of subsidiary	(32)	(31)
Earnings of subsidiary	948	473

Net earnings	$916	442

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(19) Parent Company Only Financial Information, Continued

Condensed Statements of Cash Flows

	Years Ended December 31,
	2005	2004
Cash flows from operating activities:
Net earnings	$916	442
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities:
Equity in undistributed earnings of subsidiary	(948)	(473)
Net increase in other assets	(21)	(19)
Net increase in other liabilities	—	75

Net cash (used in) provided by operating activities	(53)	25

Cash flows from investing activity -
Investment in subsidiary	—	(5,500)

Cash flows from financing activity -
Issuance of preferred stock, net	—	5,912

Net (decrease) increase in cash	(53)	437

Cash at beginning of the year	507	70

Cash at end of year	$454	507

Supplemental disclosure of cash flow information -
Noncash transactions:

Change in investment in subsidiary due to change in accumulated other comprehensive loss, net of tax	$(149)	7

Preferred stock dividends payable	$—	(66)

Common stock granted as payment for services	$75	—

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(20) Selected Quarterly Results (Unaudited)

Selected quarterly results of operations for the four quarters ended December 31, 2005 and 2004 are as follows. All per share amounts reflect the 5% stock dividend declared on August 10, 2004 (in thousands, except share amounts):

	2005
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$2,057	1,865	1,651	1,463
Interest expense	875	730	640	496

Net interest income	1,182	1,135	1,011	967
Provision for loan losses	95	55	60	120

Net interest income after provision for loan losses	1,087	1,080	951	847

Noninterest income	26	31	25	25
Noninterest expense	700	666	625	604

Earnings before income taxes	413	445	351	268
Income tax provision	157	169	133	102

Net earnings	256	276	218	166

Preferred stock dividends	(90)	(123)	(125)	(123)

Net earnings applicable to common stockholders	$166	153	93	43

Basic earnings per common share	$.16	.21	.13	.06

Diluted earnings per common share	$.15	.17	.12	.06

	2004
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$1,310	1,219	1,106	1,023
Interest expense	452	432	403	364

Net interest income	858	787	703	659
Provision for loan losses	51	37	81	41

Net interest income after provision for loan losses	807	750	622	618

Noninterest income	24	29	27	28
Noninterest expense	528	571	537	556

Earnings before income taxes	303	208	112	90
Income tax provision	115	79	43	34

Net earnings	188	129	69	56

Preferred stock dividends	(65)	(34)	(34)	(42)

Net earnings applicable to common stockholders	$123	95	35	14

Basic earnings per common share	$.17	.13	.05	.02

Diluted earnings per common share	$.08	.12	.05	.02